

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2014

Via E-mail
Jeffrey D. Buchanan
Chief Financial Officer
Smith & Wesson Holding Corporation
2100 Roosevelt Avenue
Springfield, Massachusetts 01102-2208

> **Re: Smith & Wesson Holding Corporation**
> **Form 10-K for Fiscal Year Ended April 30, 2013**
> **Filed June 25, 2013**
> **Form 8-K Filed June 25, 2013**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2013**
> **Filed December 10, 2013**
> **File No. 1-31552**

Dear Mr. Buchanan:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33
Results of Operations, page 34

1. Please confirm to us that in future filings you will quantify the extent to which increases/decreases in volumes sold, increases/decreases in pricing, and new products contributed to the increase or decrease in net sales. Please refer to Items 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

2. We note your discussion of key performance indicators on page 34 where you state that you "evaluate various firearm products by such measurements as gross margin per unit produced, units produced per day and incoming orders per day." Tell us why you have not included discussion of these metrics in your MD&A.

2. Significant Accounting Policies, page F-8
Segment Information, page F-10

3. In future filings, please expand your disclosure regarding your reportable segment to clarify for investors how your CODM is managing the business (i.e., based on products and services, geographic areas, distribution channels, et cetera). Please refer to ASC 280-10-50-21.a. for guidance. Please provide us with the disclosure you intend to provide in your next Form 10-K. Please also confirm to us, if correct, that you are not aggregating two or more operating segments into one reportable segment.

19. Commitments and Contingencies, page F-34
Litigation, page F-34

4. Regarding known claims and product liability, we note your statements that "it is uncertain whether the outcome of these claims will have a material adverse effect on [y]our financial position, results of operations, or cash flows." We further note your additional statement, "[w]e do not anticipate material adverse judgments." Finally, we note your disclosure on page 45 that the estimated range of the reasonably possible losses for product liabilities is zero. There is a concern that your investors may not understand management's conclusions regarding your known claims, as these two statements appear to be contradictory. Please note that ASC 450-20 does not require management to make judgments about loss contingencies with precision or confidence but rather with reasonable estimation about the materiality of the outcome to the consolidated financial statements. Please revise your disclosures in future filings to ensure that the statements made are consistent. Please provide us with the disclosures you would have included in your fiscal year 2013 Form 10-K in response to this comment. Please also confirm to us that you have provided a description of the nature of all loss contingencies that are probable and/or reasonably possible of materially impacting your consolidated financial statements.

Form 8-K Filed June 25, 2013

5. We note that you present a full statement of income to reconcile GAAP net income to Adjusted EBITDAS. We believe that the presentation of a full non-GAAP income statement attaches undue prominence to the non-GAAP information, results in the creation of many additional non-GAAP measures (e.g. non-GAAP cost of goods sold, interest income and selling, general and administrative expense, et cetera) and may give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please confirm to us that you will no longer present these tables in future Item 2.02 Form 8-K submissions or elsewhere and will provide a reconciliation that begins with GAAP net income and ends with Adjusted EBITDAS and includes all of the individual items removed

from your GAAP measure to arrive at your non-GAAP measure. Please see Question 102.10 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Please also see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

6. We note that you present free cash flow as a measure of your operating performance. Given that "free cash flow" is widely understood to be a liquidity measure, there is a concern that investors may not fully understand your basis for characterizing this non-GAAP measure as a performance measure. Also, the use of the words "cash flow" in the measure's title is confusingly similar to the GAAP financial measures included in the Statements of Cash Flows. Further, we note your definition of this measure as starting with GAAP cash flow provided by operating activities. If you maintain that free cash flow is not a liquidity measure, then please prospectively change the title of this measure to delete the words "cash flow". Alternatively, if you conclude that this measure is useful as a liquidity measure, then the presentation should be revised to include the GAAP operating, investing and financing cash flow amounts with equal or greater prominence. Please refer to the guidance Questions 102.05-.07 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

7. In future filings please include a reconciliation of free cash flows from the most comparable GAAP financial measure in accordance with Item 10(e)(1)(i)(b) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended October 31, 2013

(13) Commitments and Contingencies, page 14
Litigation, page 14

8. We note that you reached a preliminary settlement for one of your purported stockholder derivative lawsuits. However, you did not provide investors with any indication as to whether the preliminary settlement will result in a material impact to your consolidated financial statements. Please confirm that you will provide investors with expanded disclosure in your next periodic report. Please provide us with the expanded disclosure that you intend to provide.

Item 4. Controls and Procedures, page 26

9. We note that your new ERP system went live during the second quarter of fiscal year 2014. We further note your disclosure that there were no changes in your internal control over financial reporting during the quarter. It is unclear how you were able to arrive at this conclusion with a new ERP system. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant